HOSTING SITE NETWORK, INC.
32 Poplar Place
Fanwood, NJ 07023

April 5, 2007

Robert F. Telewicz, Senior Staff Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:        Hosting Site Network, Inc. (the “Company”)
Form 10-KSB for the year ended September 30, 2006
Filed December 7, 2006
File No. 333-73004

Dear Mr. Telewicz:

This letter is being provided in response to your letter inquiry of March 22, 2007 (the “Second Letter”) which followed your initial letter inquiry of December 28, 2006 (the “Initial Letter”) and our response letter thereto dated January 10, 2007. The response is keyed to comment one of the Initial Letter and your follow up inquiry thereon provided in the Second Letter.

We originally recorded the compensation costs in 2001 as deferred compensation, at the then fair value, and amortized the said amount over the service period. Upon each amendment, as the service period was extended, we amortized the unamortized amount over the new extended service period, through September 30, 2006. On October 1, 2006, as previously mentioned, we wrote-off the remaining balance.

Upon each amendment, we considered paragraph 51 of SFAS 123R and determined there were no changes in value at each amendment date. Although Item 5 of the Company’s September 30, 2006 Form 10-KSB shows increased high and low bid prices during the quarters ended September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006 when compared to the quarters ended prior to the September 30, 2005 quarter, these increases did not represent actual transactions as our stock did not trade during the quarter ended September 30, 2005 and has not been traded anytime thereafter. Accordingly, the increased high and low bid prices were not an indication of an increasing value in our stock.

Securities and Exchange Commission
April 5, 2007

We did not consider there to have been an increase in the value of our stock because of the following:

1.
The high and low bid prices for our stock reflected in the table under Item 5 of the 10-KSB do not reflect actual sales transactions as our stock has not traded from September 1, 2003 through the present.

2.	Our only asset, cash, has been substantially declining over the period.

3.	We have had no revenues or operations during this period.

Based on these facts, we repeat our earlier assertion that there was no increase in value and, in fact, the Company only declined in value.

We continue to believe our determination of fair value is appropriate and all disclosure requirements have been met.

Finally, as the balance had been amortized down to $8,934, as of September 30, 2006, and such amount was then written-off as of October 1, 2006, there are no issues that could provide more information to an investor.

Please contact the undersigned should you require anything further on this matter.

Very truly yours,

HOSTING SITE NETWORK, INC.

By: /s/ Scott Vicari
Name: Scott Vicari
Title President